Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

The following statements relating to Ultrapar Participações S.A.’s proposed acquisition of Grupo Ipiranga were included in Ultrapar’s announcement dated May 10, 2007 relating to its results of operations for the three months ended March 31, 2007:

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In March 2007 we carried out the acquisition of the fuel and lubricant distribution businesses of Ipiranga Group in the South and Southeast regions, in one of the largest acquisition transactions ever carried out in Brazil.

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Ultrapar acquires Ipiranga’s fuel distribution businesses in the South and Southeast regions - on March 19, 2007, Ultrapar, together with Petrobras and Braskem, announced the acquisition of the Ipiranga Group, in one of the largest acquisition transactions ever carried out in Brazil. Ultrapar acquired the fuel and lubricant distribution businesses in the South and Southeast regions of Brazil, keeping the Ipiranga brand. The transaction, for Ultrapar, consists of 4 steps, being: (i) the acquisition of the shares owned by the families that made up the controlling block of the Ipiranga Group (carried out on April 18, 2007) (ii) the carrying out of a mandatory tender offer for the common shares held by the minority shareholders of CBPI, RPI and DPPI (tag-along offer), a request for which was filed with the CVM on May 02, 2007, (iii) the exchange offer of the preferred shares of CBPI, RPI and DPPI and (iv) the split of the assets acquired between Ultrapar, Petrobras and Braskem. It is estimated that the entire transaction will be completed by 4Q07.

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As a result of this acquisition, Ultrapar, the largest LPG distributor in the country, has also become the second largest fuel distribution company in Brazil, with a market share of approximately 15% of the Brazilian market - with market shares that range from 17% to 40% in the regions in which it operates (South and Southeast) - and approximately 3,300 service stations. Ipiranga’s estimated results from the businesses acquired by Ultrapar in 2006 amounted to net revenues of R$ 19 billion and R$ 340 million of EBITDA.

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The distribution of fuels and lubricants is an activity whose main success drivers are similar to those of the distribution of LPG: a major brand, logistics efficiency and efficiency in managing the resellers network. These components combined with its higher capacity for investment, put Ultrapar in a position to benefit from growth opportunities, which can be leveraged by the improvement in income among the Brazilian population - already being reflected in record nationwide vehicles sales - and by Brazil's competitiveness in bio fuels, particularly in the production of ethanol. At Ipiranga, Ultrapar will apply the same management methods used in its businesses, focusing on the sustainable growth, alignment of interest and simplicity and agility of the decision process.

•	The results of the distribution and lubricants business of South and Southeast regions acquired from the Ipiranga Group will begin to be consolidated in Ultrapar’s results as from April.

Ultrapar filed the full results release with the Securities and Exchange Commission on Form 6-K on May 10, 2007 and the release may be downloaded from the SEC's website at www.sec.gov.

Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Ultrapar Participações S.A. will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. PLEASE, READ THE DOCUMENTS CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.